ANNEX 1

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 21 December 2009

National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
National Grid plc ‘Postponement of transmission price-control review’

[National Grid logo here]

21 December 2009

National Grid plc

Postponement of transmission price control review

National Grid notes Ofgem’s decision to postpone for a year the next transmission price control review (TPCR5), due to be implemented from 1 April 2012, and roll over the current regime for the intervening period.

We are disappointed at the decision. While we support Ofgem’s RPI-X@20 project to review the way the energy industry is regulated, it is important to settle the long term transmission investment regime as soon as possible since it is key to connecting up new low carbon generation and maintaining security of supply. However, we remain committed to work with Ofgem on both the roll over of the current regime and on TPCR5 to ensure there are strong incentives on the transmission companies to make the right investments in an economic and efficient manner.

CONTACTS

Investors
David Rees George Laskaris Victoria Davies Iwan Hughes	+44 (0)20 7004 3170 +1 718 403 2526 +44 (0)20 7004 3171 +44 (0)20 7004 3169	+44 (0)7901 511322 (m) +1 917 375 0989 (m) +44 (0)7771 973 447 (m) +44 (0)7900 405 898 (m)
Media
Clive Hawkins Stewart Larque Chris Mostyn	+44 (0)20 7004 3147 +44 (0)1926 655274 +1 718 403 2747	+44 (0)7836 357173 (m) +44 (0)7831 864034 (m) +1 347 702 3740 (m)